May 22, 1995




Mrs. Miriam Peterson
4550 Post Oak Place
Houston, Texas   77027

Dear Mrs. Peterson:

          This letter will set forth our agreement with respect to the settlement of various claims among Packaging Research Corporation, Mama Rizzo's, Inc., Stephen M. Yamin and you. For convenience we shall refer to Packaging Research Corporation as "PRC," Mama Rizzo's, Inc. as "MRI," Mr. Yamin as "Yamin" and you as "Peterson."

          1. Recitals. MRI is a wholly owned subsidiary of PRC. PRC, MRI and Yamin, together with parties affiliated with Yamin, are engaged in litigation arising out of the purchase by MRI from Yamin and such affiliates of the Mama Rizzo's pasta sauce business and the former employment of Yamin by PRC. Yamin is indebted to Peterson and Peterson has commenced litigation to collect those debts. PRC, MRI and Yamin propose to enter into an agreement settling all disagreements between them and providing for comprehensive mutual releases, which settlement agreement requires the settlement of the claims of Peterson against Yamin. The agreement set forth in this letter contains the terms and conditions pursuant to which Peterson agrees to release such claims.

          2. Release of Claims. Subject to the terms and conditions set forth in this letter, and conditioned upon the settlement of the claims among PRC, MRI and Yamin pursuant to which, among other things, all shares of PRC issued for the acquisition of the Mama Rizzo's business are returned to PRC and PRC pays to Yamin and his affiliates $283,750, Peterson hereby agrees to dismiss with prejudice Cause No. 95-013824 pending in the District Court in and for Harris County, Texas and release Yamin, Mary Ann Yamin, M.A. Yamin, Inc. and P.S.M.S., Inc. of any liability to Peterson for loans made by her to any of such persons or entities. In return, each of such persons shall release Peterson from any claims they may have against her. A copy of such settlement agreement, which includes the foregoing releases, is attached hereto.

          3.   Issuance of PRC Stock to Peterson.

               a. PRC shall issue to Peterson 100,000 shares of the outstanding common stock of PRC. The issuance of such shares shall not be registered under the Securities Act of 1933 and accordingly such shares shall constitute restricted stock under the Act but Peterson shall be entitled upon demand to cause PRC at its expense to register such stock for resale under the Act on Form S-3. PRC following such registration shall provide its appropriate good faith assistance to Peterson in accomplishing such resale. Peterson acknowledges that PRC has provided to her its Form 10-K for the year ended December 31, 1994 filed with the Securities and Exchange Commission and its Form 10-Q for the three months ended March 31, 1995 filed with the Commission. PRC represents and warrants to Peterson that the PRC stock when issued will be fully paid, non-assessable and fee and clear of all liens and encumbrances.

               b. At any time, or from time to time, on or after January 1, 1997 PRC shall, upon thirty days prior notice from Peterson, purchase all or any portion of the 100,000 PRC shares described in subparagraph a. above (to the extent not already resold by her) at a price payable in cash of $2.00 per share. In the event of any change in the capitalization of PRC through stock split, stock dividend or similar transaction causing a change in the number of such 100,000 shares, such $2.00 per share purchase price shall also be proportionately adjusted and the repurchase obligation shall remain in full force and effect as to all of such shares. Notwithstanding the foregoing, Peterson agrees that the obligation of PRC to purchase such 100,000 shares shall be subject to any restrictions applicable thereto of any bank or similar loan agreement into which PRC may subsequently enter for the purpose of financing the businesses of it and MRI.

          4. Further Assurances. PRC and Peterson shall execute other documents and take other actions as are reasonably necessary in the opinions of their respective counsel to carry out the provisions and intent of the agreement set forth in this letter.

          5. Benefit. The terms and conditions of this agreement shall bind and inure to the benefit of PRC and Peterson and their respective successors, assigns, heirs and personal representatives.

          6. Counterparts. This agreement may be executed in counterparts by facsimile, each of which shall be deemed to constitute an original.

          If this letter correctly sets forth our agreement, please sign and return the attached copy hereof.

                              Very truly yours,

                              PACKAGING RESEARCH CORPORATION



                              By:  /s/ Robert A. Fillingham

                                   President

Attachment


Agreed to this 22 day of May, 1995.



/s/ Miriam R. Peterson
Miriam Peterson